UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ARCTIC CAT INC.

(Exact name of the registrant as specified in its charter)

Minnesota	0-18607	41-1443470
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

505 Highway 169 North, Suite 1000, Plymouth, Minnesota	55441
(Address of principal executive offices)	(Zip code)

Paul A. Fisher (763) 354-1800

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In conformance with 17 CFR 240.13p-1 and the April 29, 2014 statement issued by the U.S. Securities and Exchange Commission, Arctic Cat Inc. (“Arctic Cat”, “we”, “our”) makes this Conflict Minerals Disclosure. We incorporate herein the definitions included in the instructions provided for this form.

We have evaluated the products that Arctic Cat manufactured or contracted to be manufactured in calendar year 2013 of which tin, tungsten, tantalum or gold (collectively, “3TG”) is necessary to the functionality or production (“Covered Products”). Pursuant to Item 1.01(a), we performed a Reasonable Country of Origin Inquiry (RCOI), described in more detail in Exhibit 1.02. Pursuant to Items 1.01(b) and (c), we have filed a Conflict Minerals Report, which is attached hereto as Exhibit 1.02. We have made our Conflict Minerals Disclosure and Conflict Minerals Report available on our Website at www.arcticcat.com under Investor Relations-SEC filings as well as the SEC’s EDGAR database at www.sec.gov.

Pursuant to our RCOI, some suppliers disclosed to us that recycled or scrap sources of 3TG were identified in their supply chains and do not require due diligence. We have included information on this determination on the Website.

Item 1.02 Exhibit

We file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

We list below the following exhibit filed as part of this report.

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCTIC CAT INC.

/s/ Paul A. Fisher
By Paul A. Fisher, Vice President of Operations

May 30, 2014

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